

# Casey McGlynn · 3rd

Partner at Wilson Sonsini Goodrich & Rosati

Palo Alto, California, United States · Contact info

500+ connections

Wilson Sonsini Goodrich & Rosati

Santa Clara University

## Experience

**Partner [cmcglynn@wsgr.com]**
Wilson Sonsini Goodrich & Rosati
1978 - Present · 44 yrs 2 mos
cmcglynn@wsgr.com

Represent Medtech, Healthtech and Life Science companies in their formation, funding, partnering, M&A and IPO transactions

## Education

**Santa Clara University**
BS(75); JD(78), Economics and Law
1971 - 1978
Activities and societies: BS Summa Cum Laude; JD Summa Cum Laude